Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

December 11, 2006

Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Pantheon China Acquisition Corp. Amendment No. 3 to Form S-1 Filed December 1, 2006 File No. 333-136590

Dear Ms. Wolff:

On behalf of Pantheon China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 11, 2006, relating to the above-captioned Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Please revise your prospectus to include all non-430A information. For instance, but without limitation, please revise your prospectus cover page to note the symbols your common stock, warrants and units will be quoted under on the OTC Bulletin Board.

Please be advised that the OTC Bulletin Board does not provide symbols to quoted companies until after their registration statements are declared effective. Accordingly, we are unable to provide such information until the Company’s Registration Statement is declared effective. Furthermore, the only other non-430A information that is not currently included in the Registration Statement is the information relating to other blank check companies. As with past offerings, such information is first included in the final prospectus so as to provide the investors and the Staff with the most updated information through the date of effectiveness. Accordingly, we respectfully do not believe any revision to the disclosure in the Registration Statement is necessary at this time.

Ms. Elaine Wolff
December 11, 2006

Prospectus Cover Page

2.	Please revise the cover page to list only the lead or managing underwriters.

Please be advised that EarlyBirdCapital, Inc. and Legend Merchant Group Inc. are the lead underwriters in this offering. Although EarlyBirdCapital, Inc. is acting as representative of the underwriters, both entities are acting as lead underwriters. Accordingly, we respectfully do not believe any revision to the disclosure in the Registration Statement is necessary.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Chen David M. Nussbaum Steven Levine Paul D. Broude, Esq.